UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For November 1, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated November 1, 2005 - Blocklisting Interim Review






                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 01 November 2005

Name of applicant:                        Bunzl plc

Name of scheme:                           Sharesave Scheme 1991

Period of return:              From:      06 June 2005    To:    31 October 2005

Balance under scheme from previous        Nil
return:

The amount by which the block scheme has 344,827 ordinary shares of 321/7p been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted      158,591 ordinary shares of 321/7p
under scheme during period:

Balance under scheme not yet issued/      458,556 ordinary shares of 321/7p
allotted at end of period

Number and class of securities originally 272,320 ordinary shares of 321/7p
listed and the date of admission          (6 June 2005)

Total number of securities in issue at    344,976,546 ordinary shares of 321/7p
the end of the period

Name of contact:                     Mrs A C Matthews
Address of contact:                  110 Park Street, London W1K 6NX
Telephone number of contact:         020 7495 4950

SIGNED BY PN Hussey
____________________________________________
Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of
Bunzl plc
_______________________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 01 November 2005

Name of applicant:                       Bunzl plc

Name of scheme:                          1994 Executive Scheme

Period of return:              From:     06 June 2005    To:    31 October 2005

Balance under scheme from previous       Nil
return:

The amount by which the block scheme has 2,114,154 ordinary shares of 321/7p been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted     2,707,689 ordinary shares of 321/7p
under scheme during period:

Balance under scheme not yet issued/     483,083 ordinary shares of 321/7p
allotted at end of period

Number and class of securities           1,076,618 ordinary shares of 321/7p (6
originally listed and the date of        June 2005)
admission

Total number of securities in issue at   344,976,546 ordinary shares of 321/7p
the end of the period

Name of contact:                     Mrs A C Matthews
Address of contact:                  110 Park Street, London W1K 6NX
Telephone number of contact:         020 7495 4950

SIGNED BY PN Hussey
____________________________________________
Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of
Bunzl plc
_______________________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 01 November 2005

Name of applicant:                       Bunzl plc

Name of scheme:                          Sharesave Scheme 2001

Period of return:              From:     06 June 2005    To:    31 October 2005

Balance under scheme from previous       Nil
return:

The amount by which the block scheme has Nil been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted     118,733 ordinary shares of 321/7p
under scheme during period:

Balance under scheme not yet issued/     384,697 ordinary shares of 321/7p
allotted at end of period

Number and class of securities           503,430 ordinary shares of 321/7p
originally listed and the date of        (6 June 2005)
admission

Total number of securities in issue at   344,976,546 ordinary shares of 321/7p
the end of the period

Name of contact:                     Mrs A C Matthews
Address of contact:                  110 Park Street, London W1K 6NX
Telephone number of contact:         020 7495 4950

SIGNED BY PN Hussey
____________________________________________
Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of
Bunzl plc
_______________________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 01 November 2005

Name of applicant:                       Bunzl plc

Name of scheme:                          International Sharesave Scheme

Period of return:              From:     06 June 2005    To:    31 October 2005

Balance under scheme from previous       Nil
return:

The amount by which the block scheme has Nil been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted     70,646 ordinary shares of 321/7p
under scheme during period:

Balance under scheme not yet issued/     200,942 ordinary shares of 321/7p
allotted at end of period

Number and class of securities           271,588 ordinary shares of 321/7p
originally listed and the date of        (6 June 2005)
admission

Total number of securities in issue at   344,976,546 ordinary shares of 321/7p
the end of the period

Name of contact:                     Mrs A C Matthews
Address of contact:                  110 Park Street, London W1K 6NX
Telephone number of contact:         020 7495 4950

SIGNED BY PN Hussey
____________________________________________
Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of
Bunzl plc
_______________________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

                        BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 01 November 2005

Name of applicant:                       Bunzl plc

Name of scheme:                          Long Term Incentive Plan

Period of return:              From:     06 June 2005    To:    31 October 2005

Balance under scheme from previous       Nil
return:

The amount by which the block scheme has Nil been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted     252,905 ordinary shares of 321/7p
under scheme during period:

Balance under scheme not yet issued/     104,237 ordinary shares of 321/7p
allotted at end of period

Number and class of securities           357,142 ordinary shares of 321/7p
originally listed and the date of        (6 June 2005)
admission

Total number of securities in issue at   344,976,546 ordinary shares of 321/7p
the end of the period

Name of contact:                     Mrs A C Matthews
Address of contact:                  110 Park Street, London W1K 6NX
Telephone number of contact:         020 7495 4950

SIGNED BY PN Hussey
____________________________________________
Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of
Bunzl plc
_______________________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  November 1, 2005                       By:__/s/ Anthony Habgood__

                                              Title:   Chairman